

July 22, 2015

Joshua L. Coates
Chief Executive Officer
Instructure, Inc.
6330 South 3000 East, Suite 700
Salt Lake City, UT 84121

> **Re: Instructure, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Filed June 25, 2015**
> **CIK No. 0001355754**

Dear Mr. Coates:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

4.   With respect to every third-party statement in your prospectus, such as the information provided by MarketsandMarkets, IDC, Brandon Hall Group, ECAR and EDUCAUSE, please provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports.

Prospectus Summary, page 1

5.   We note the risk factor disclosure on page 30 discussing the concentration of ownership of your common stock among your existing officers, directors and principal stockholders. Disclose in the summary that your directors, executive officers and principal stockholders will continue to have a substantial control over the company after the offering and disclose the percentage of your voting power to be held by affiliates following the offering.

Risk Factors

Risks Related to Our Business and Industry

We rely upon Amazon Web Services…, page 21

6.   We note that you use a computing infrastructure platform provided by Amazon Web Services and your statement that you cannot easily switch your Amazon Web Services to another cloud provider. Please tell us what consideration you gave to filing your agreement with Amazon Web Services as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Use of Proceeds, page 38

7.   You state that you intend to use the net proceeds from the offering for "general corporate purposes, including working capital, sales and marketing activities, research and development activities, general and administrative matters, and capital expenditures," and that you may also use a portion of the proceeds for acquisitions. Please revise to provide more meaningful and specific disclosure of the intended use of proceeds as well as the approximate amounts intended to be used for each such purpose, to the extent known. In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable

to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504. In this regard, we note you describe your growth strategies on page 69 but do not indicate if the extent to which they will be funded with offering proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Key Factors Affecting Our Performance, page 46

8.   We note your disclosure of net revenue retention rates. Please tell us whether you use the actual measure as a key performance indicator in managing the business, rather than evaluating whether it exceeds 100%.   If so, please tell us what consideration was given to disclosing the actual measure for each reported period. We refer you to SEC Release No. 33-8350.

Our Platform, page 68

9.   Please revise your disclosure on page 69 to discuss whether you met the annual uptime guarantee in any other period aside from 2014.

Results of Operations

Year ended December 31, 2013 Compared to the year ended December 31, 2014, page 52

10.   You disclose in a risk factor on page 11 that you raised your subscription prices for Canvas in May 2015. With a view toward enhanced disclosure, please tell us the extent to which the increase in your revenues was attributable to the change in the subscription prices for Canvas. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Executive Compensation

2014 Non-Employee Director Compensation, page 85

11.   Please disclose the basis for the option awards made to Mr. Collins during fiscal 2014. Refer to Item 402(r)(3) of Regulation S-K.

Offer Letters, page 89

12.   Please file your offer letters with Messrs. Kaminsky and Maloy as exhibits to your registration statement or advise why the agreements are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Certain Relationships and Related Party Transactions

Investor Rights Agreement, page 100

13.   Please revise to disclose the names of the parties to the investor rights agreement. Refer to Item 404(a)(1) to Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Description of Business and Summary of Significant Accounting Policies

Concentration of Credit Risk, Significant Customers and International Operations, page F-11

14.   Please tell us why two of your customers comprise 37.5% of your outstanding net accounts receivable balance as of March 31, 2015. We note neither customer is Customer A which is your largest customer. To the extent credit terms associated with Customers B and C differ from your other customers please describe those terms.

Revenue Recognition, page F-14

15.   We note your disclosure on page 69 that your standard contracts provide for guaranteed 99.9% annual uptime. Please clarify the rights that this contractual guarantee provides to your customers and how you have determined that your fees are fixed and determinable. Specifically, clarify whether your customers have the right to cancellation or refund in the event your service is not provided as guaranteed and discuss the impact of these guarantees on revenue recognition and allocation in multiple-element arrangements. Refer to SAB Topic 13.A.4(a).

9. Stock-Based Compensation, page F-27

16.   We note that you recorded compensation cost related to certain share purchases from employees for which the purchase price exceeded the fair value of the shares. Please tell us the fair value per share used to determine compensation cost for these purchases. If materially different than your stock price assumption used to determine the value of stock options granted during the same period, please tell us the fair value of your stock at each grant date and reconcile the difference in value in your response.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303, or Craig D. Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, me at (202) 551-3456, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: John McKenna, Esq.
        Cooley LLP